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17009482

MAR 0 3 2017

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ANNUAL AUDITED REPORT
[redacted]

SEC FILE NUMBER
8- 51337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KR SECURITIES LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 PRETTY BROOK ROAD
(No. and Street)

PRINCETON, NEW JERSEY 08540
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WALTER ALAN GILMORE 609-924-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH + BROWN, PC
(Name – *if individual, state last, first, middle name*)

331 NEWMAN SPRINGS ROAD SUITE 125 RED BANK, NJ 07701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WALTER ALAN GILMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KR SECURITIES LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO / FinOp

Title

CRYSTAL RICE
Notary Public
State of New Jersey
My Commission Expires Jan. 15, 2019
I.D.# 2442302

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KR SECURITIES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2016

(With Independent Auditors' Report Thereon)

These financial statements and schedules should be deemed confidential pursuant to Subparagraph (e) (3) of Rule 17a-5

CONTENTS

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of KR Securities, LLC

We have audited the accompanying statement of financial condition of KR Securities, LLC (the "Company"), as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KR Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 28, 2017

WithumSmith+Brown, PC 331 Newman Springs Road, Suite 125, Red Bank, New Jersey 07701-6765 T (732) 842 3113 F (732) 741 7292 withum.com

KR Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$ 104,922
Receivable from brokers and dealers	52,572
Total assets	$ 157,494

MEMBER'S EQUITY

Member's equity	157,494
Total member's equity	$ 157,494

See accompanying notes to financial statements.

KR Securities, LLC

STATEMENT OF OPERATIONS

For the Year ended December 31, 2016

Revenue	
Principal transactions	$ 67,914
Commissions	11,766
Distribution service fee	70
Total revenues	79,750
Expenses	
Administrative services	10,000
Clearance and commission fees	32,931
Insurance expense	1,622
Dues and subscriptions	8,227
Other operating expense	515
Total expenses	53,295
Net Income	$ 26,455

See accompanying notes to financial statements

KR Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year ended December 31, 2016

Member's equity, beginning of year	$ 131,039
Net Income	26,455
Member's equity, end of year	$ 157,494

See accompanying notes to financial statements

KR Securities, LLC

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2016

Cash flows provided by operating activities	
Net Income	$ 26,455
Adjustments to reconcile net income to net cash provided by operating activities	
Receivable from brokers and dealers	58,508
Net cash provided by operating activities	84,963
Net increase in cash and cash equivalents	84,963
Cash and cash equivalents as of beginning of year	19,959
Cash and cash equivalents as of end of year	$ 104,922

See accompanying notes to financial statements

KR Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Organization

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with RBC Correspondent Clearing Services ("RBC") whereby RBC clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of RBC. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally Accepted in the United States of America ("GAAP")

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Concentration of credit risk

The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Income Taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements. The Company is no longer subject to income tax examination by the U.S. federal, state and local tax authorities for years before 2013.

NOTE 2 - RELATED PARTY TRANSACTION

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-alone entity. For the year ended December 31, 2016, the Company was allocated administrative expenses of $10,000 from the Parent.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $152,456, which was $147,456 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1. The Company is exempt for Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provision of subparagraph (k)(2)(ii) thereof.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE 4 - PROFIT SHARING PLAN

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2016.

SUPPLEMENTARY INFORMATION

KR Securities, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Net capital	
Member's equity	$ 157,494
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities position	152,494
Haircuts on securities positions	38
Net capital	$152,456
Aggregate indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 147,456

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm

KR Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm

KR Securities, LLC

Exemption Report

December 31, 2016

KR Securities, LLC claims an exemption from Rule 240.15a5c3-3 based on provision (k) (2) (ii) of the Rule. All of KR Securities, LLC customer transactions are cleared through another broker-dealer on a fully disclosed basis.

KR Securities, LLC met the terms of the identified exemption throughout its most recent fiscal year (December 31, 2016) without exception.

I, Richard A Ruderman swear (or affirm) that the aforementioned statements are true.

Richard A. Ruderman

Richard A. Ruderman
President and Chief Operating Officer
KR Securities, LLC